Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

INTERNATIONAL COAL GROUP ANNOUNCES AMENDMENTS TO

TENDER OFFER FOR ANY AND ALL OF ITS

9.00% CONVERTIBLE SENIOR NOTES DUE 2012

Scott Depot, West Virginia, March 18, 2010 – International Coal Group, Inc. (NYSE: ICO) (the “Company”) announced today certain amendments to its previously announced cash tender offer for any and all of the $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012 (CUSIP Nos. 45928HAD8, 45928HAE6) (the “Convertible Notes”). The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2010 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

The principal amendments to the tender offer are to: (1) change the Pricing Date (as defined in the Offer Documents) from April 5, 2010 to April 1, 2010 and eliminate various tender and withdrawal procedures and information deliveries that were related to a Pricing Date of April 5, 2010; (2) clarify that the daily volume-weighted average price of the Company’s common stock is calculated by reference to all trades of the common stock reported on Bloomberg Financial Services during the applicable measurement period and not just trades of the common stock on the New York Stock Exchange and (3) report the closing of the Company’s concurrent offerings of convertible notes and common stock, which satisfied the refinancing condition to the tender offer.

The amendments to the tender offer are set forth in full in Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) and is available at no charge at the SEC’s website at http://www.sec.gov.

The expiration time of the tender offer has not been extended and remains midnight, New York City time, on April 5, 2010, unless extended or earlier terminated by the Company (such date and time, the “Expiration Time”). In order to be eligible to receive the purchase price for tendered Convertible Notes, holders must validly tender and not validly withdraw their Convertible Notes at or prior to the Expiration Time.

The Company has engaged UBS Investment Bank and Morgan Stanley as Dealer Managers for the tender offer. Persons with questions regarding the tender offer should contact UBS Investment Bank toll-free at (888) 719-4210 or collect at (203) 719-4210 or Morgan Stanley toll-free at (800) 624-1808 or collect at (212) 761-5384. Requests for documents should be directed to D. F. King & Co., Inc., the Information Agent and Depositary for the tender offer, at (212) 269-5550 (banks and brokers) or (800) 431-9633 (all others).

This press release is for information purposes only and is not an offer to purchase or a solicitation of acceptance of the offer to purchase with respect to any of the Convertible Notes. The tender offer is being made pursuant to the Offer Documents, including the Offer to Purchase, that the Company is distributing to holders of Convertible Notes. Holders are strongly advised to read the Offer Documents filed by the Company with the SEC, because they contain important information. These documents are available at no charge at the SEC’s website at http://www.sec.gov. The tender offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release contains “forward-looking statements” within the meaning of federal securities law. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the completion of the tender offer.

ICG is a leading producer of coal in Northern and Central Appalachia and the Illinois Basin. The Company has 13 active mining complexes, of which 12 are located in Northern and Central Appalachia, and one in Central Illinois. ICG’s mining operations and reserves are strategically located to serve utility, metallurgical and industrial customers throughout the eastern United States.

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For more information

Contact:

Ira Gamm

Vice President – Investor and Public Relations

(304) 760-2619